Exhibit 4.1

ICP SOLAR TECHNOLOGIES INC.
7075 Place Robert-Joncas
Montreal, Quebec
H4M 2Z2, Canada
(514)270-5770

NOTICE REPRICING OPTIONS ISSUED
PURSUANT TO THE COMPANY’S 2006 STOCK INCENTIVE PLAN

To the holders of options to purchase common stocks:

On February 14, 2008, the board of directors of ICP Solar Technologies Inc., authorized the repricing of the exercise price of the options issued pursuant to the Company’s 2006 Stock Incentive Plan ("Plan") below to $0.50. This repricing of the options to purchase common stock of the Company will apply to all of the options issued between May 15, 2007 and February 13, 2008.

February 20, 2008

By ORDER OF THE BOARD OF DIRECTORS,

ICP SOLAR TECHNOLOGIES INC.
By: /s/ Sass Peress
       Sass Peress
       President and Chief Executive Officer